November 5, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Keira Nakada and Linda Cvrkel

Re:	DraftKings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Amended Form 10-K for the Fiscal Year Ended December 31, 2020
Response Dated August 27, 2021
File No. 001-38908

Dear Ms. Nakada and Ms. Cvrkel:

Thank you for organizing and participating in the conference call on October 26, 2021 regarding the response letter we submitted on September 24, 2021 in response to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 21, 2021.

Following our discussion with the Staff on October 26, 2021 (the “Telephonic Discussion”), the Company respectfully acknowledges the Staff’s position as expressed during the Telephonic Discussion that the financial statement restatement related to the classification of and accounting for the Company’s public and private warrants, necessitated the conclusion that there was a material weakness in the operation of the internal controls related to those matters and consequently that the Company’s disclosure controls and procedures were not effective.

The Company respectfully informs the Staff that the aforementioned conclusions will be reflected in the Company’s upcoming Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and in amendments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and to the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021.

Securities and Exchange Commission
November 5, 2021

Should you have any further comments or questions with regard to the foregoing, please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone on (212) 558-3109 or via e-mail (millersc@sullcrom.com).

Very truly yours,

/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Chief Legal Officer and Secretary

cc:	Jason Park, Chief Financial Officer, DraftKings Inc.
Erik Bradbury, Chief Accounting Officer, DraftKings Inc.
Scott D. Miller, Partner, Sullivan & Cromwell LLP